UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 74037 / January 13, 2015

Admin. Proc. File No. 3-16005

In the Matter of

GLOBAL STEVIA CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired.  No such petition has been filed by Global Stevia Corp. and the Commission has not
chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge,[2] has become the final
decision of the Commission with respect to Global Stevia Corp.  The order contained in that
decision is hereby declared effective.  The initial decision ordered that, pursuant to Section 12(j)
of the Securities Exchange Act of 1934, the registrations of each class of registered securities of
Global Stevia Corp. are revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.

Brent J. Fields
Secretary

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[1]    17 C.F.R. ' 201.360(d).

[2]    *Global Stevia Corp.,* Initial Decision Rel. No. 713 (Dec. 2, 2014), 110 SEC Docket 07, 2014
WL 6767502.  The stock symbol and Central Index Key number for Global Stevia Corp. are
GSTV and 1492135.

INITIAL DECISION RELEASE NO. 713
ADMINISTRATIVE PROCEEDING
File No. 3-16005

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| | |
|---|---|
| In the Matter of<br><br>GLOBAL STEVIA CORP. | INITIAL DECISION OF DEFAULT<br>December 2, 2014 |

APPEARANCE: J. Lauchlan Wash and Martin F. Healey for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

## SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondent Global Stevia Corp. The revocation is based on Global Stevia's failure to timely file required periodic reports with the Securities and Exchange Commission.

## INTRODUCTION

On August 6, 2014, the Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Respondent has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and has repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Global Stevia was served with the OIP by September 30, 2014, pursuant to Rule 141(a)(2)(ii) of the Commission's Rules of Practice.[1] *See* 17 C.F.R. § 201.141(a)(2)(ii). Its

[1] On or around August 6, 2014, the Commission sent the OIP by certified mail to the address included on Global Stevia's last filing with the Commission, attention to David C.J. Bennett, Global Stevia's last President and Chief Executive Officer. Declaration of J. Lauchlan Wash (Wash Decl.) at 2. The Division also sent a copy of the OIP with its August 19, 2014, Motion to Postpone Hearing and Schedule Prehearing Conference. *Id.* In late September 2014, Mr. Bennett acknowledged to Division staff in a telephone conversation having received

Answer was due by October 13, 2014.  *See* OIP at 2; 17 C.F.R. §§ 201.160(b), .220(a)-(b).  As of today, Global Stevia has not filed an answer.  A prehearing conference was held on October 27, 2014, at which the Division of Enforcement appeared, as well as the former President and Chief Executive Officer of Global Stevia, David C.J. Bennett.  Mr. Bennett is no longer affiliated with Global Stevia.  No representative of Global Stevia appeared at the prehearing conference.  On November 25, 2014, this Office received the Division's Motion for Default and Declaration of J. Lauchlan Wash in support.

## FINDINGS OF FACT

Global Stevia is in default for failing to file an Answer, attend the prehearing conference, or otherwise defend the proceeding.  *See* OIP at 2-3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f).  Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Global Stevia, Central Index Key No. 1492135, is a revoked Nevada corporation located in Hammonds Plains, Nova Scotia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).  Global Stevia is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 28, 2013.

## CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission.  "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant."  *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007).  Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.  *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978).  There is no genuine issue of material fact that Global Stevia failed to file timely periodic reports.  As a result, Global Stevia failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

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materials from the Commission.  *Id.*; Prehearing Conference Tr. 8.  No definitive record of the date of receipt of the OIP exists.  *Id.*  Wash's recollection is that the telephone conversation with Mr. Bennett, when he acknowledged receipt of materials from the Commission, occurred in late September 2014, and Mr. Bennett recalls that he received documents from the Commission approximately one month before the October 27, 2014, prehearing conference in this matter.  Wash Decl. at 2; Prehearing Conference Tr. 8.  Accordingly, service is deemed to have occurred by September 30, 2014.

**SANCTIONS**

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at 19-20.

Global Stevia's failures to file required periodic reports are serious because those failures violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at 26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Global Stevia's violations are also recurrent in that it repeatedly failed to file required periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Finally, Global Stevia has not answered the OIP or otherwise participated in the proceeding to address whether it has made any efforts to remedy its past violations, and has provided no assurances against further violations.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Global Stevia.

**ORDER**

It is ORDERED that the Division of Enforcement's Motion for Default against Global Stevia Corp. is GRANTED;

It is FURTHER ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Global Stevia Corp. are REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision.  A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111.  If a motion to correct a manifest error of fact is filed by a party, that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality.  The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party.  If any of these events occur, the Initial Decision shall not become final as to that party.

A respondent may move to set aside a default.  Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate.  17 C.F.R. § 201.155(b).  A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding.  *Id.*

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James E. Grimes
Administrative Law Judge